                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2002



                         Commission file number 33-14058



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Michael Baker Corporation Employee Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Michael Baker Corporation
                  Airside Business Park
                  100 Airside Drive
                  Moon Township, PA  15108

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
CONTENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                                 PAGE(S)
                                                                                 -------
REPORT OF INDEPENDENT AUDITORS......................................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits ....................................2

Statements of Changes in Net Assets Available for Benefits .........................3

Notes to Financial Statements.....................................................4-9

ADDITIONAL INFORMATION

Schedule I:  Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)......10

Schedule II: Schedule H, Line 4(j) - Schedule of Reportable Transactions ..........11


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of the Michael Baker Corporation Employee Stock Ownership Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
Pittsburgh, PA
June 20, 2003

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                                   2002                  2001
Assets
Investments, at fair value
   Investments in common stock of
     Michael Baker Corporation                                 $ 32,778,220          $ 49,517,528
   Investments in mutual funds                                   64,850,223            67,399,289
   Participant loans (market value approximates cost)               388,889               388,974
                                                               ------------          ------------
           Total investments                                     98,017,332           117,305,791
                                                               ------------          ------------
           Total assets                                          98,017,332           117,305,791
                                                               ------------          ------------
Net assets available for benefits                              $ 98,017,332          $117,305,791
                                                               ============          ============




   The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                              2002                   2001
Additions to net assets attributed to
Investment income
   Interest and dividends                                                $     854,235           $   1,425,653
   Net (depreciation) appreciation in fair value of investments            (28,108,782)             10,044,226
                                                                         -------------           -------------
           Total investment (loss) income                                  (27,254,547)             11,469,879
                                                                         -------------           -------------
Participant contributions                                                   11,129,646              10,187,194
Employer contributions                                                       5,392,222               4,513,439
Series B stock conversion                                                      328,328                    --
                                                                         -------------           -------------
           Total contributions                                              16,850,196              14,700,633
                                                                         -------------           -------------
           Total (loss) additions                                          (10,404,351)             26,170,512
                                                                         -------------           -------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Participant withdrawals                                                      8,880,732               8,314,583
Administrative fees                                                              3,376                   3,197
                                                                         -------------           -------------
           Total deductions                                                  8,884,108               8,317,780
                                                                         -------------           -------------
           Net (decrease) increase                                         (19,288,459)             17,852,732
                                                                         -------------           -------------
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                          117,305,791              99,453,059
                                                                         -------------           -------------
End of year                                                              $  98,017,332           $ 117,305,791
                                                                         =============           =============



   The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      GENERAL
      The following description of the Michael Baker Employee Stock Ownership Plan (the "ESOP", or the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      The ESOP is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (the "Company") with an opportunity to accumulate additional retirement benefits as well as invest in Company stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      CONTRIBUTIONS
      Participants contribute to the ESOP through a Section 401(k) Employee Salary Redirection Election. During 2001, participants were able to choose to have a percentage of their salaries (including commissions and overtime) withheld and contributed to the ESOP up to the lower of 18 percent of the participant's salary or the annual limitation established by the Internal Revenue Service. Effective January 1, 2002, the Plan participants became able to choose to contribute up to the lower of 50 percent of their salaries (including commissions and overtime) or the annual limitation established by the Internal Revenue Service. The maximum amount of a participant's salary which may be eligible for withholding for any Plan year could not exceed $200,000 in 2002 and $170,000 in 2001. The ESOP also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account.

      Effective January 1, 2002, all employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitation established by the Internal Revenue Service.

      COMPANY MATCHING CONTRIBUTIONS
      Under the provisions of the Plan, the Company will make a matching contribution to the participants' accounts in an amount of 100 percent of the first 5 percent and 50 percent of the next 1 percent of eligible salary (including commissions but excluding overtime) contributed by each participant. Contribution amounts over the 6 percent limit are not required to be matched by the Company. The Company's matching contributions were invested in not less than 25 percent of Michael Baker Corporation common stock in 2002, and not less than 25 percent of Michael Baker Corporation Common Stock or Series B Common Stock in 2001, with the remaining 75 percent invested in accordance with the participants' investment elections for participant contributions.

      Company matching contributions will not be made with respect to catch-up contributions.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------



      The Board of Directors of the Company is authorized to make additional discretionary contributions to the ESOP from time to time. However, no discretionary contributions were made in 2002 or 2001.

      VESTING
      Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants' ESOP accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

      All Company matching contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant leaves employment with the Company before attaining a vested interest in his or her Company contribution, the contributions are forfeited and will reduce future Company matching contributions.

      DISTRIBUTIONS
      The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distribution the participant or his or her beneficiary is entitled to is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding five years. For participant accounts invested in the Company's common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant.

      Effective January 1, 2003, participants may also make written application to the administrator for withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under Internal Revenue Service ("IRS") guidelines in effect at the time of the withdrawal.

      PARTICIPANT LOANS
      A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. Participant loans may be obtained in the sole event of immediate and heavy financial need, where the participant lacks other available resources. Effective January 1, 2003, participant loans may be obtained without the occurrence of an event of immediate and heavy financial need. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant's vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the plan administrator. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable ranged from 5.25 percent to 10.5 percent at December 31, 2002 and 6 percent to 10.5 percent at December 31, 2001.

      FORFEITED ACCOUNTS
      At December 31, 2002 and 2001, forfeited nonvested accounts totaled $0 and $68,168, respectively. These amounts will be used to reduce future employer contributions. Also, in 2002 and 2001, employer contributions were reduced by $613,733 and $829,880, respectively, from forfeited nonvested accounts.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


      COMMON STOCK
      The ESOP enables participating employees to acquire an equity interest in Michael Baker Corporation (the "Company"); as such, contributions to the ESOP can be invested in the Company's common stock (common stock and Series B common stock).

      The ESOP's investment in the Company's common stock comprises 3,012,270 shares (cost of $21,864,313) and 2,038,031 shares (cost of $14,232,668) at
      December 31, 2002 and 2001, respectively.

      During the fourth quarter of 2001, the Company announced that all of its Series B common stock would be exchanged into common stock. Under this program, each Series B share held by the ESOP was exchanged for approximately 1.018 shares of common stock during the first quarter of 2002. Immediately following that exchange, the remaining Series B shares were automatically converted into common equivalents in accordance with provisions of the Company's Articles of Incorporation. As a result of the conversion, the Plan obtained an additional 23,452 shares of common stock at a price of $14 per share.

      The ESOP's investment in the Company's Series B common stock comprised 1,217,221 shares (cost of $7,401,968) at December 31, 2001.

      INVESTMENT OPTIONS
      Each participant may direct Putnam Investments, Inc. ("Putnam") to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Putnam New Opportunities Fund (invests in long-term growth stocks within emerging industries), the Putnam International Growth Fund (invests in diversified corporate stocks outside of North America), the Putnam Voyager Fund (invests in diversified corporate stocks), the Putnam Money Market Fund (invests in short-term money market securities), the Putnam S&P 500 Index Fund (invests with the objective of achieving a return that approximates the return of the S&P 500 Composite Stock Price Index), the AIM Balance Fund (invests in equity and fixed-income securities), the MFS Massachusetts Investors Trust (invests primarily in common stock, seeking current income and long-term growth of capital and income), the PIMCO Total Return Fund (invests in debt securities, seeking a total return consistent with the preservation of capital), the Franklin Small Cap Growth Fund (invests in equity securities of small companies, seeking long-term capital growth), the Loomis Sayles Small Cap Value Fund (invests in common stocks or other equity securities with the objective of long-term capital growth), the New Perspective Fund (invests primarily in common stocks, seeking long-term growth of capital and future income), the Alliance Capital Growth and Income Fund (invests primarily in dividend-paying common stocks with the objective of appreciation), and the Putnam Asset Allocation Funds (includes the Growth Portfolio, which invests with the goal of seeking maximum growth of an investment over time, the Balanced Portfolio, which invests with the goal of seeking a total return for investors in their peak accumulation years and the Conservative Portfolio, which invests primarily in domestic fixed-income securities).

      PLAN ADMINISTRATION AND FEES
      The Company provides certain administrative and accounting services to the ESOP at no cost. In addition, the Company pays the cost of services provided to the ESOP by Putnam, legal counsel and independent accountants. Certain reasonable distribution and loan processing fees charged by Putnam are deducted from the respective participant account balances.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      Putnam Investments, Inc. ("Putnam) performs the recordkeeping function for the ESOP and the records are maintained on a cash basis. The financial statements included herein include all adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      INVESTMENTS
      Investments are stated at fair value based upon quoted market values. Purchases and sales of securities are recorded on a trade-date basis. The investment in common stock of the Company is stated at publicly-traded closing market values as of December 31, 2002 and 2001. As of December 31, 2002 and 2001, the ESOP owned approximately 36 percent and 39 percent, respectively, of the outstanding shares of the Company's common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the ESOP.

      The difference between the cost and current market value of investments purchased since the beginning of the period and the increase or decrease in such stated market value of investments held at the beginning of the period is included in the net appreciation (depreciation) in fair market value of investments in the statements of changes in net assets available for benefits.

      CONTRIBUTIONS
      Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants' earnings.

      DISTRIBUTIONS
      Distributions to participants are recorded when paid.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      CONCENTRATION OF RISK
      Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

3.    INVESTMENTS

      The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets at the end of either December 31, 2002 or 2001:

                                                                                       DECEMBER 31,
                                                                                 2002                2001
      Michael Baker Common Stock*                                             $32,778,220         $31,015,773
      Michael Baker Series B Common Stock*                                              -          18,501,755
      Putnam New Opportunities Fund                                            11,211,671          14,883,585
      Putnam Voyager Fund                                                      10,198,297          11,543,018
      Putnam International Growth Fund                                          6,212,299           5,825,878
      AIM Balanced Fund                                                         6,369,034           7,313,918
      MFS Massachusetts Investors Trust                                         9,680,960          12,786,204
      PIMCO Total Return Fund                                                   6,970,804           3,702,743
      Putnam Money Market Fund                                                  6,491,310           5,559,759

      *Includes nonparticipant-directed investments


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $28,108,782 and appreciated in value by $10,044,226 for the respective years ended December 31, as follows:

                                                                                2002               2001

      Mutual funds                                                         $ (15,157,063)     $ (14,912,442)
      Common stock                                                           (12,951,719)        24,956,668
                                                                           -------------      -------------
                                                                           $ (28,108,782)     $  10,044,226
                                                                           =============      =============

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to investments having nonparticipant-directed components is as follows:


                                                                                 2002               2001
      Net assets
      Common stock                                                            $32,778,220        $49,517,528
                                                                              -----------        -----------
                                                                              $32,778,220        $49,517,528
                                                                              ===========        ===========

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

      NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001                                   $49,517,528
      Changes in net assets
         Contributions                                                                              2,773,680
         Interest and dividends                                                                         2,791
         Net depreciation in fair value of investment                                             (12,951,719)
         Benefits paid to participants                                                             (3,157,741)
         Transfers to participant-directed investments                                             (3,406,220)
         Fees                                                                                             (99)
                                                                                                  -----------
      NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2002                                   $32,778,220
                                                                                                  ===========

5.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2000, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. In 2003, the Company filed for a new determination letter for the Plan.

6.    PLAN TERMINATION

      Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plan are mutual funds managed by Putnam. These transactions qualify as party-in-interest transactions.

      One of the investment fund options available to employees contains stock of Michael Baker Corporation, the plan sponsor. As a result, transactions related to this investment fund qualify as party-in-interest transactions (Note 1).

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN #25-0927646
DECEMBER 31, 2002                                                    SCHEDULE I
-------------------------------------------------------------------------------



                                                                                              COST OF           CURRENT
           IDENTITY OF ISSUER                        DESCRIPTION OF INVESTMENT                 ASSET             VALUE

Michael Baker Corporation*                  Michael Baker Corporation
                                              Common Stock**                                  $21,864,313        $32,778,220
AIM Management Group Inc.                   AIM Balanced Fund                                                      6,369,034
MFS Investment Management Inc.              MFS Massachusetts Investors Trust                                      9,680,960
PIMCO Funds Distributors LLC                PIMCO Total Return Fund                                                6,970,804
Putnam Investments*                         Putnam Voyager Fund                                                   10,198,297
Putnam Investments*                         Putnam New Opportunities Fund                                         11,211,671
Putnam Investments*                         Putnam International Growth Fund                                       6,212,299
Putnam Investments*                         Putnam Money Market Fund                                               6,491,310
Putnam Investments*                         Putnam Asset Allocation -
                                              Growth Portfolio                                                       934,988
Putnam Investments*                         Putnam Asset Allocation -
                                              Balanced Portfolio                                                     951,823
Putnam Investments*                         Putnam Asset Allocation -
                                              Conservative Portfolio                                                 450,396
Franklin Templeton Investments              Franklin Small Cap Growth Fund                                         2,142,816
Putnam Investments*                         Putnam S&P 500 Index Fund                                              2,095,062
American Funds                              New Perspective Fund                                                     118,387
Loomis Sayles Funds                         Loomis Sayles Small Cap Value Fund                                       139,787
Alliance Capital Management                 Alliance Capital Growth and
                                              Income Fund                                                            882,589
Participant Loans*                          5.25% to 10.5%, due January 17, 2003
                                              to August 14, 2017                                                     388,889
                                                                                                                 -----------
                                                                                                                 $98,017,332
                                                                                                                 ===========


  * Party-in-interest.
** Includes nonparticipant-directed investments.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4(J) - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN #25-0927646
YEAR ENDED DECEMBER 31, 2002                                        SCHEDULE II
-------------------------------------------------------------------------------

                                                          NUMBER                                           NET
    PARTY                      DESCRIPTION                  OF            PURCHASE       SELLING           GAIN
   INVOLVED                     OF ASSET                TRANSACTIONS       PRICE          PRICE           (LOSS)
Putnam                 Michael Baker                        249         $ 4,311,520     $     -         $     -
Investments, Inc.*     Corporation Common Stock**           527         $     -         $7,357,092      $ 3,123,576



  * Party-in-interest.
** Includes nonparticipant-directed investments.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        MICHAEL BAKER CORPORATION
                                        EMPLOYEE STOCK OWNERSHIP PLAN

Date:    June 27, 2002                  By: /s/ Craig O. Stuver
                                            -----------------------------------
                                            Craig O. Stuver
                                            Senior Vice President, Corporate
                                            Controller and Treasurer of
                                            Michael Baker Corporation,
                                            the Plan Sponsor